Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF CARDCONNECT CORP.

1. The name of the Corporation is CardConnect Corp.

2. The Registered Office of the corporation in the State of Delaware is located at 251 Little Falls Drive, in the City of Wilmington, County of New Castle Zip Code 19808. The name of the Registered Agent at such address upon whom process against this corporation may be served is Corporation Service Company.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 1,000 shares with a par value of $ 0.01000 per share.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has duly executed this Amended and Restated Certificate of Incorporation on this 6th day of July, 2017.

CARDCONNECT CORP.

By:	/s/ Jeffrey Shanahan
	Name:	Jeffrey Shanahan
	Title:	Chief Executive Officer and President